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                       UNITED STATES                        OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION      -----------------------------
                   Washington, D.C. 20549          OMB Number:         3235-0058
                                                   Expires:       March 31, 2006
                                                   Estimated average burden
                          FORM 12b-25              hours per response ..... 2.50
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                NOTIFICATION OF LATE FILING               SEC FILE NUMBER
                                                             000-49763
(Check One):                                       -----------------------------
                                                   -----------------------------
 | | Form 10-K |_| Form 20-F |_| Form 11-K
     |X| Form 10-Q |_| Form N-SAR                         CUSIP NUMBER
     |_| Form N-CSR                                        17275N 10 1
     For Period Ended: June 30, 2004               -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _____________________________________


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

CIROND CORPORATION
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Full Name of Registrant

N/A
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Former Name if Applicable

4185 STILL CREEK DRIVE #B-101
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Address of Principal Executive Office (Street and Number)

BURNABY, B.C.  V5C 6G9 CANADA
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reason  described  in  reasonable  detail in Part III  of this
        |     form could not be eliminated without unreasonable
        |     effort or expense;
        |
  |X| | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or N-CSR or portion | thereof, will be filed on or before the fifteenth calendar day | following the prescribed due date; or the subject quarterly report | or transition report on Form 10-Q, or portion thereof will be | filed on or before the fifth calendar day following the prescribed
        |     due date; and
        |
        | (c) The  accountant's  statement  or other  exhibit  required  by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period. (ATTACH EXTRA SHEETS IF NEEDED)

THE REGISTRANT'S RECENT ACTIVITIES HAVE DELAYED THE PREPARATION AND REVIEW OF THE REPORT.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     CRAIG A. STONER               303                        777-3737
         (Name)                (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


    THE REGISTRANT'S NET LOSS FOR THE THREE MONTHS ENDED JUNE 30, 2004 IS ANTICIPATED TO BE $504,856, COMPARED TO A NET LOSS OF $271,754 FOR THE THREE MONTHS ENDED JUNE 30, 2003. THE INCREASE IS PRIMARILY DUE TO INCREASES IN ADVERTISING, CONSULTING FEES, PROFESSIONAL FEES, RESEARCH AND DEVELOPMENT AND SALARIES AND BENEFITS DURING 2004 COMPARED TO 2003. THE REGISTRANT'S NET LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2004 IS ANTICIPATED TO BE $203,031 COMPARED TO A NET LOSS OF $462,614 FOR THE SIX MONTHS ENDED JUNE 30, 2003. ALTHOUGH EXPENSES DURING THE 2004 PERIOD WERE SIGNIFICANTLY HIGHER THAN DURING 2003 ($1,043,525 COMPARED TO $464,271), THE REGISTRANT RECORDED
    SIGNIFICANT REVENUE DURING THE FIRST QUARTER AS A RESULT OF A ONE-TIME PAYMENT UNDER A SOFTWARE LICENSING AGREEMENT. DURING THE SIX MONTHS ENDED JUNE 30, 2004, THE REGISTRANT RECORDED REVENUES OF $837,373 COMPARED TO $1,652 DURING THE SAME PERIOD IN 2003.



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                               CIROND CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 11, 2004              By   /s/ DAVID REDEKOP
                                      -----------------------------------------
                                        David Redekop, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).